SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5 /*/)


                      Plastinum Polymer Technologies Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   727606 10 5
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                                 (CUSIP Number)


                                   Jacques Mot
                    c/o Plastinum Polymer Technologies Corp.
                       10100 Santa Monica Blvd., Suite 300
                              Los Angeles, CA 90067
                                 (310) 651-9972
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 13, 2011
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 727606 10 5
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Jacques Mot
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

      OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland Nationality
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                         7    SOLE VOTING POWER
     NUMBER OF                50,063,473
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY             0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH
     REPORTING                50,063,473
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER
     WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                              50,063,473
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.5%
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14   TYPE OF REPORTING PERSON*

          IN
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

ITEM 1.   SECURITY AND ISSUER.

      This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Plastinum Polymer Technologies Corp. (the "Issuer").

      The address of the Issuer's principal executive office is 10100 Santa Monica Blvd., Suite 300, Los Angeles, CA 90067.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is amended by inserting the following at the end thereof:

      Pursuant to the terms of an Investment Agreement entered into on January 5, 2011 among the Issuer, the Reporting Person, PPT Holding, B.V., a subsidiary of the Issuer, and certain other parties, on January 13, 2011, the Reporting Person converted a Convertible Promissory Note of the Issuer he owned in the principal amount of $200,000, plus all accrued but unpaid interest thereon in the amount of $72,285, for a total aggregate value of $272,285, into 108,913.97 newly issued shares of the Issuer's Series C Convertible Preferred Stock ("Series C Shares") at a conversion price of $2.50 per Series C Share. Each Series C Share will be automatically converted into shares of the Issuer's Common Stock at $.025 per share, or 100 shares of Common Stock per Series C Share, at such time as there are a sufficient number of authorized shares of Common Stock available to permit the conversion of all Series C Shares and, until converted, has the same voting, dividend and distribution rights as the number of shares of Common Stock into which it would automatically convert.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and restated in its entirety to read as follows:

      (a) Mr. Mot beneficially owns in the aggregate 50,063,473 shares of Common Stock, which includes (i) 38,772,076 issued and outstanding shares of Common Stock, (ii) 108,913.97 issued and outstanding Series C Shares convertible into a total of 10,891,397 shares of Common Stock, and (iii) 400,000 shares issuable upon exercise by Mr. Mot of immediately exercisable warrants at an exercise price of $0.50 per share. Based on a total of 772,112,447 shares of Common Stock deemed outstanding (including 105,875,899 shares of Common Stock issued and outstanding as of January 13, 2011 and giving effect to the deemed conversion of all outstanding Series C Shares into 666,236,548 shares of Common Stock (according to information provided by the Issuer and further in accordance with the beneficial ownership rules)), the Issuer's securities beneficially owned by the Reporting Person represent approximately 6.5% of the Issuer's Common Stock.

      (b) Mr. Mot has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. Mot has not made any transactions in the Common Stock other than as described in Item 3 of this Schedule 13D.

      (d) No person, other than Mr. Mot, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Mot.

      (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 18, 2011

                                           /s/ Jacques Mot
                                           ---------------------------
                                           Jacques Mot